SAPENO INC.
FINANCIAL STATEMENT AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NOVEMBER 30, 2022

SAPENO INC.
CONTENTS



YSL & Associates LLC

Certified Public Accountants	Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder of
Sapeno Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sapeno Inc. (the "Company") as of November 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Sapeno Inc.'s auditor since 2021.

New York, NY

January 18, 2023


SAPENO INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2022



ASSETS


Cash	$	23,118
Accrued fees receivable		16,000
Prepaid expenses and other		1,795
Total assets	$	40,913


LIABILITIES AND SHAREHOLDER'S EQUITY


Liabilities:		
Accounts payable and accrued expenses	$	5,280
Deferred fees		9,000
Total liabilities		14,280
Shareholder's Equity		
Common stock, no par value, authorized 200 shares,		
issued and outstanding 100 shares		-
Additional paid-in capital		1,408,123
Accumulated deficit		(1,381,490)
Total shareholder's equity		26,633
Total liabilities and shareholder's equity	$	40,913


The accompanying notes are an integral part of these financial statements.


SAPENO INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Sapeno Inc. (the "Company" or "Sapeno") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, England. It is a wholly owned subsidiary of Sapeno Partners LLP ("SP") which is based in London, United Kingdom.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

<u>Recent Issued Accounting Pronouncements</u>
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

<u>Accounting Basis</u>
The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

<u>Cash and Cash Equivalents</u>
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives introductory fees for introduction to US Investors. Introductory fee contracts are for multiple years. The Company is compensated by a percentage of the Asset Manager's management fee collected. These fees are paid in arrears to the Asset Manager, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy.

The Company also receives revenues from advisory fee services. Fees are recognized when services are provided. If it is determined that services were not fully completed or are for a monthly fee for a period of time, revenue is deferred over the life of that agreement and amortized into current year revenue ratably over the life of the agreement.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any accounts receivable impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that my affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued Fees Receivable

Accrued fees receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of November 30, 2022, the Company has not recorded an allowance for any potential non-collection.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2022, the Company had net operating loss carryovers approximating $1,244,926. Because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance has been provided on the deferred tax asset at November 30, 2022.

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

At November 30, 2022, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments:

The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At November 30, 2022, the Company had net capital of $8,838 which was $3,838 in excess of the FINRA minimum net capital requirement of $5,000.

4. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended November 30, 2022, three customer accounted for 97% of the Company's revenues. One customer accounted for 100% of accrued fees receivable as of November 30, 2022. Major customers are those that account for more than 10% of revenue.

6. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings.

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. COVID-19

During the fiscal year of 2022, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

9. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, November 30, 2022, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, January 18, 2023, have been incorporated into these financial statements herein.